SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                     The QUIZNO'S CORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                          (Title Class of Securities)

                                  749058 10 3
                                (CUSIP Number)

                 LYLE B. STEWART, ESQ., LYLE B. STEWART, P.C.
         3751 S. QUEBEC STREET, DENVER, COLORADO 80237, (303) 267-0920
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               October 16, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

  * The remainder of this cover page shall be filled out for a reporting person's initial filing or initial EDGAR filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                   SCHEDULE 13D
CUSIP No. 749058 10 3
Page  2   of  8
               (1)    NAME OF REPORTING PERSON AND S.S. OR I.R.S.
IDENTIFICATION NO.  OF ABOVE  PERSON
Voting Trust Agreement dated July 14, 1994, as amended

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

a. X

b. __

(3)     SEC USE ONLY


(4)   SOURCE OF FUNDS -  00

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                              __

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION  -   COLORADO

      NUMBER OF SHARES BENEFICIAL OWNED BY REPORTING PERSON WITH:

(7)    SOLE VOTING  POWER :    0

(8)    SHARED VOTING POWER:    0

(9)    SOLE DISPOSITIVE POWER: 0

(10)   SHARED DISPOSITIVE POWER:

       1,553,334 Shares of  Common Stock

       146,000 Shares of Class A Cumulative Convertible
                                               Preferred Stock

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       1,553,334 Shares of Common Stock
       146,000 Shares of Class A Cumulative Convertible Preferred Stock

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                  __

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       55.7% Common Stock (assuming Class A Preferred Stock conversion) 100% Class A Cumulative Convertible Preferred Stock

(14)   TYPE OF REPORTING PERSON -  00




                                 SCHEDULE 13D

CUSIP No  749058 10 3
Page   3   of   8  Pages

(1)   NAME OF REPORTING PERSON ANDS.S. OR I.R.S. IDENTIFICATION
      NO.  OF ABOVE PERSON

      Richard E. Schaden, Individually and as Joint Trustee under Voting Trust Agreement dated July 14, 1994, as amended

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

a. X

b. __

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS -  PF

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   __

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION - USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

(7)   SOLE VOTING POWER:    2,913  Shares of Common Stock

      1,087  Shares of Common Stock Subject to Currently

      Exercisable Options

      402 Shares of Common Stock Held Under 401(k) Plan

(8)   SHARED VOTING POWER:   1,553,334 Shares of Common Stock

      146,000 Shares of Class A Cumulative Convertible

      Preferred Stock

(9)   SOLE DISPOSITIVE POWER:    2,913 Shares of Common Stock

      1,087 Shares of Common Stock Subject to Currently

      Exercisable Options

(10)  SHARED DISPOSITIVE POWER:  1,553,334
      Shares of Common Stock

      146,000 Shares of Class A Cumulative

      Convertible Preferred Stock

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,557,736 Shares of Common Stock
       146,000 Shares if Class A Cumulative
       Convertible Preferred Stock

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES ___

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       55.8% Common Stock ( assuming exercise of options and Class A Preferred Stock conversion)
       100% Class A Cumulative Convertible Preferred Stock

(14)   TYPE OF REPORTING PERSON  -    IN SCHEDULE13D

CUSIP No.749058 10 3
Page     4 of     8     Pages

(1)    NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON

Richard F. Schaden, Individually and as Joint Trustee under Voting Trust Agreement dated July 14, 1994, as amended

(2)     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP

a.X

b.

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS  -  PF

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)   __

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION  -  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

(7) SOLE VOTING POWER: 35,000 Shares of Class C Cumulative Convertible Preferred Stock

(8) SHARED VOTING POWER: 1,553,334 Shares of Common Stock 146,000 Shares of Class A Cumulative Convertible Preferred Stock

(9) SOLE DISPOSITIVE POWER: 35,000 Shares of Class C Cumulative Convertible Preferred Stock

(10) SHARED DISPOSRITIVE POWER: 1,553,334 Shares of Common Stock 146,000 Shares of Class A Cumulative Convertible Preferred Stock

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,553,334 Shares of Common Stock 146,000 Shares of Class A Cumulative Convertible Preferred Stock 35,000 Shares of class C
        Cumulative Convertible Preferred Stock

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (I 1) EXCLUDES
        CERTAIN SHARES ___

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2% Common Stock (assuming Class A and Class C Preferred Stock conversion)
         100% Class A Cumulative Convertible Preferred Stock 26% Class C Cumulative Convertible Preferred Stock

14       TYPE OF REPORTING PERSON  -  IN



SCHEDULE 13D
CUSIP No.749058 10 3
Page 5 of     8     Pages
Item 1.     Security and Issuer.
            -------------------
This statement relates to shares of the Common Stock ("Common Stock"), the Class A Cumulative Convertible Preferred Stock ("Class A Stock") and the Class C Cumulative Convertible Preferred Stock (the "Class C Stock"), all with par value of $.001 per share, of The Quizno's Corporation, a Colorado corporation (the "Issuer"). Shares of the Class A Stock and the Class C Stock are currently convertible into shares of Common Stock on a one-for-one basis. The Issuer maintains its principal executive offices at 1099 Eighteenth Street, Suite 2850, Denver, Colorado 80202.

Item 2.    Identity and Background.
           -----------------------
This statement is filed by Richard E. Schaden and Richard F. Schaden, individually and as joint Trustees (the "Trustees"), of a Voting Trust Agreement dated July 14, 1994, as amended (the "Voting Trust") (the Trustees and the Voting Trust are collectively referred to herein as the "Reporting Persons"). The Reporting Persons are filing this statement jointly, pursuant to the provisions of Rule 13d-l(f)(2) under the Securities Exchange Act of 1934, as members of a group.
I. The Voting Trust was established under the laws of the state of Colorado on July 14, 1994. The addresses of the Trustees are set forth in paragraphs II and III to this Item 2 below. During the last five years, the Voting Trust has not been convicted in any criminal proceeding , and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
A copy of the Voting Trust Agreement is attached as Exhibit A to the original paper filing of Schedule 13D.
II.
(a)     Richard E. Schaden
(b) His business address is 1099 Eighteenth Street, Suite 2850, Denver, Colorado 80202

SCHEDULE 13D
CUSIP No.749058 10 3
Page 6 of     8     Pages


(c) Mr. Schaden is President, Chief Executive officer and Director of the Issuer whose address is set forth in response to Item 1 above.
(d) During the last five years, Mr. Schaden has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Mr. Schaden has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)  USA
III.

(a)     Richard F. Schaden

(b)     His business address is 11870 Airport Way, Broomfield, Colorado 80021

(c) He is also Vice President, Secretary and Director of the Issuer whose address is set forth in response to Item

        1 above. Mr. Schaden is also the founding partner of the law firm of Schaden, Katzman & Lampert.
(d) During the last five years, Mr. Schaden has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Mr. Schaden has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)     USA

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

On July 14, 1994, Richard E. Schaden and Richard F. Schaden, as individuals (the "Schadens"), each transferred

 776,400 of the shares of Common Stock to the Voting Trust of which the Schadens are the Joint Trustees, in consideration of the Trustees' issuance of a Trust Certificate to each of them for a corresponding number of shares.

SCHEDULE 13D
CUSIP No.749058 10 3
Page 7 of     8     Pages

In November of 1994, 9,200 additional shares of Common Stock and 146,000 shares of Class A Stock were transferred into the Voting Trust. See Amendment No.1 to this Schedule 13D. In September of 1996, 8,666 shares of Common Stock were transferred out of the Voting Trust as a gift to a
third party.   In June of 1997, Richard E Schaden was granted options to
purchase 4,000 shares of Common Stock that immediately vested under the Issuer's Employee Stock Option Plan. In July of 1997, he exercised a portion
of such options to purchase 2,913 shares of Common Stock.   Richard E. Schaden
has also been allocated 402 shares of Common Stock under the Issuer's 401(k)
Plan over which he has voting rights but no disposition rights.   On October
18, 1997, Richard F. Schaden, acquired 35,000 shares of Class C Stock for cash using personal funds.
Item 4.    Purpose of Transaction.
           ----------------------
The purpose of the transfer of the shares to the Voting Trust was to secure the continuity and stability of policy and management of the Issuer. The Reporting Persons do not have any present plans or proposals which relate to or result in the acquisition by any person of additional securities of the Issuer, a merger, reorganization or liquidation involving the Issuer, a sale or transfer of a material amount of the Issuer's assets, or any other similar extraordinary transaction or event, other than shares Richard E. Schaden may acquire as an employee of the Issuer under employee benefit plans.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------
To the best knowledge of each of the Reporting Persons, the shares of Common Stock, Class A Stock and Class C Stock owned by the Voting Trust and the Schadens represents the respective percentage of each such class of stock set forth above. The Trustees of the Voting Trust would have shared control of the Voting Trust, except that the Trustees granted to each of the Schadens, by means of irrevocable Proxy Appointments (which are coterminous with the Voting Trust or upon the death of the proxy, whichever shall first occur) the power to vote one-half the shares held in the Voting Trust. The holders of Class A Stock and Class C Stock are not entitled to any voting rights except as required by the laws of the State of Colorado. While the Voting Trust has transferred its right to vote the shares held by the Voting Trust to the Schadens, the Trustees maintain the shared power to dispose of the

SCHEDULE 13D
CUSIP No.749058 10 3
Page 8 of     8     Pages
Shares.  Copies of the Proxy Appointments are attached to both the original
Schedule 13D filing and Amendment No.1 to Schedule 13D as Exhibits B and C.



Item 6.    Contracts, Arrangements, Understandings orRelationships with
           ------------------------------------------------------------
Respect to Securities of the Issuer.
      -----------------------------

In addition to the Agreements described in response to Items 3 and 5 above, the Schadens are parties to a Stock Purchase Agreement dated as of July 14, 1994 which imposes restrictions upon the sale or other disposition of Shares owned by them. This Stock Purchase Agreement restricts the sale or other disposition of Shares owned by each of them without first offering their shares to the other party. A copy of the Stock Purchase Agreement was attached to the original Schedule 13D as Exhibit D.

Item 7.    Material  Filed as Exhibits.
           ---------------------------
Exhibit A to original Schedule 13D    Voting Trust Agreement.

Exhibit B to original Schedule  13D   Proxy Appointment of Richard E. Schaden.

Exhibit C to original Schedule 13D    Proxy Appointment of Richard F. Schaden.

Exhibit D to original Schedule 13D    Stock Purchase Agreement.

Exhibit A to Amendment No.1
 to Schedule 13D Amendment to         Voting Trust Agreement.

Exhibit B to Amendment No.1
 to Schedule 13D                      Proxy Appointments of Richard E. Schaden.

Exhibit C to Amendment No.1
 to Schedule 13D                      Proxy Appointments of Richard F. Schaden.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 1997                    Date: October 29, 1997
/s/ Richard E. Schaden                    /s/ Richard F. Schaden
----------------------                    ----------------------

Richard E. Schaden, Individually and      Richard F. Schaden, Individually
 as Trustee   Richard                      and as a Trustee